byNordic Acquisition Corporation

c/o Pir 29
Einar Hansens Esplanad 29
211 13 Malmö

Sweden

July 13, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald (Ron) E. Alper

Re: byNordic Acquisition Corporation

Preliminary Proxy Statement (PRE 14A)

Filed June 30, 2023

File No. 001-41273

Dear Mr. Alper:

This letter sets forth the response of byNordic Acquisition Corporation (the “Company”) to the oral comment made by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on July 13, 2023, with respect to the Company’s above referenced preliminary proxy statement, filed with the Commission on June 30, 2023.

Set forth below is the additional risk factor disclosure the Company proposes to include in the definitive proxy statement in response to the Staff’s oral comment.

Preliminary Proxy Statement filed June 30, 2023

General

1.	Staff’s comment: Please include an additional risk factor related to the possibility of being deemed an investment company under the Section 3(a)(1)(A) of the Investment Company Act of 1940.

Response: The Company acknowledges the Staff’s comment and will revise our disclosure in the future filing of our definitive proxy statement. Our intended disclosure with respect to the risk factor is below.

“If we are deemed to be an investment company under Section 3(a)(1)(A) of the Investment Company Act of 1940 (the “Investment Company Act”), our activities would be severely restricted.

The funds in the Trust Account have, since our IPO, been held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. Even prior to the 24-month anniversary of the effective date of the registration statement in connection with our IPO, we may be deemed to be an investment company. The longer that the funds in the Trust Account are held in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, following and even prior to the 24-month anniversary, the greater the risk that we may be considered an unregistered investment company under Section 3(a)(1)(A) of the Investment Company Act, in which case we may be required to liquidate the Company. The risk of being deemed subject to the Investment Company Act may increase the longer the Company holds securities (i.e., the longer past two years the securities are held), and also may increase to the extent the funds in the Trust Account are not held in cash. Accordingly, we may determine, in our discretion, to transfer the investments held in the Trust Account at any time and instead hold all funds in the Trust Account in interest-bearing accounts, which would further reduce the dollar amount our public stockholders would receive upon any redemption or liquidation of the Company.

If we are deemed to be an investment company under the Investment Company Act, our activities would be severely restricted. In addition, we would be subject to burdensome compliance requirements. We do not believe that our principal activities will subject us to regulation as an investment company under the Investment Company Act. However, if we are deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, we would be subject to additional regulatory burdens and expenses for which we have not allotted funds. As a result, unless we are able to modify our activities so that we would not be deemed an investment company, we may abandon our efforts to complete a Business Combination and instead liquidate the Company. If we are required to liquidate, our stockholders will miss the opportunity to benefit from an investment in a target company and the appreciation in value of such investment through a Business Combination. Additionally, if we are required to liquidate, there will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless in the event of our winding up”

We hope that the foregoing has been responsive to the Staff’s oral comment. If you have any questions related to this letter, please contact Tamar Donikyan at (212) 909-3421 of Kirkland & Ellis LLP.

Sincerely,

/s/ Thomas Fairfield

Thomas Fairfield
Chief Financial Officer and Chief Operating Officer

Via E-mail:

cc:	Tamar Donikyan Kirkland & Ellis LLP

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